UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2010

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., 3400 Jackson Street, Dubuque, IA 52001

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

(Name of Plan)

Date: June 15, 2011	/s/ Timothy E. Hall
Timothy E. Hall Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary

Flexsteel Industries, Inc.
Salaried Employees Retirement
and 401(k) Plan

Financial Statements as of and for the Years Ended
December 31, 2010 and 2009, Supplemental
Schedule as of December 31, 2010, and
Report of Independent Registered Public Accounting Firm

Flexsteel Industries, Inc. Salaried Employees
Retirement and 401(k) Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc.
Salaried Employees Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 14, 2011

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS — Investments at fair value:
Flexsteel Industries, Inc. common stock	$2,014,439	$1,188,129
Mutual funds	4,685,217	3,986,433
Common/collective investment trust	14,705,787	15,173,017
Guaranteed investment contract	1,765	2,113
Pooled separate accounts	36,273,301	30,345,737

Total investments	57,680,509	50,695,429

EMPLOYER CONTRIBUTIONS RECEIVABLE	71,813	93,421

EMPLOYEE CONTRIBUTIONS RECEIVABLE	—	113,992

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	57,752,322	50,902,842

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(294,339)	(101,838)

NET ASSETS AVAILABLE FOR BENEFITS	$57,457,983	$50,801,004

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Employee contributions	$1,634,883	$1,587,647
Employer contributions	1,126,395	1,069,996
Dividend and interest income	42,016	49,439
Net appreciation in fair value of assets (Note 3)	6,835,983	7,764,767
Transfers to other plans (Note 1)	(17,113)	(5,255)

Total additions	9,622,164	10,466,594

DISTRIBUTIONS	(2,963,218)	(3,704,537)

ADMINISTRATIVE EXPENSES	(1,967)	(1,756)

NET INCREASE	6,656,979	6,760,301

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	50,801,004	44,040,703

End of year	$57,457,983	$50,801,004

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company and American Trust & Savings Bank of Dubuque, Iowa (collectively, referred to as the “Custodians”). American Trust & Savings Bank holds the Flexsteel Industries, Inc. common stock fund only. A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Transfers — During the years ended December 31, 2010 and 2009, the Plan recorded transfers to other of the Company’s benefit plans totaling $17,113 and $5,255, respectively, related to certain employee job classification changes.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $16,500 in calendar year 2010 and 2009, respectively. The Company contributes a matching amount equal to 25% of the first 4% of pay the employee contributes. Participant contributions and Company matching contributions are 100% vested. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay. The Company’s additional contributions and the discretionary contributions vest over six years (20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,500 in 2010). Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2010 and 2009, forfeitures totaled $14,057 and $42,107, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Plan participants direct their contributions to any of the 21 investment accounts available. The investment option in the guaranteed investment contract is not benefit responsive because participants may not be able to transact at contract value for transactions, such as investment transfers, early withdrawals, or termination. The guaranteed investment contract is presented at fair market value of $1,765 and $2,113 as of December 31, 2010 and 2009, respectively. The contract value of the guaranteed investment contract was $1,765 and $2,113 as of December 31, 2010 and 2009, respectively. Participants will not pay a surrender charge for distributions to participants and qualified domestic relations orders (during 60-day window following event), beneficiaries (during 120-day window), due to normal retirement (during 60-day window after normal retirement date and a second 60-day window after actual physical retirement), or minimum distributions. Participants will not pay a surrender charge when the U.S. Treasury Rate is equal to or less than the guaranteed rate being credited. Participants will pay a surrender charge when the U.S. Treasury Rate is higher than the guaranteed rate being credited.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the date the participant attains age 65, the date the participant reaches age 55 and the 10th anniversary of the participant’s entry date or age 62 (the participant must cease employment to receive this benefit), the date of participant’s disability (the participant must cease employment to receive this benefit), or the date of participant’s termination of employment or death. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless the participant or their beneficiary has selected an optional form.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66 2/3%, 75% or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70 1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fair values of the pooled separate accounts are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive common/collective investment trust is stated at fair value and then adjusted to contract value. Fair value of the common/collective investment trust (Principal Stable Value Select Fund) is determined based on the audited financial statements of the fund. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. The Guaranteed Investment Contract is not fully benefit responsive and is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In accordance with Accounting Standards Codification (“ASC”) 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this section of the codification.

Fair Value Measurements — Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Pooled Separate Accounts — Valued at the NAV of shares held by the plan at year-end. The NAV of a Pooled Separate Account (PSA) is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. The determination of where an investment falls in the fair value hierarchy was determined based on the lowest level input that is significant to the fair value measurement in its entirety. The lowest level of input are securities quoted on private markets that are not active, or securities traded on active markets. The pooled separate accounts are classified within level 2 of the valuation hierarchy.

Guaranteed Investment Contract — Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer and are classified within level 2 of the valuation hierarchy.

Common/Collective Investment Trust — This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,685,217	$—	$—	$4,685,217
Common stock	2,014,439	—	—	2,014,439
Common/collective investment trust	—	14,705,787	—	14,705,787
Pooled separate accounts	—	36,273,301	—	36,273,301
Guaranteed investment contract	—	1,765	—	1,765

Total investments at fair value	$6,699,656	$50,980,853	$—	$57,680,509

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,986,433	$—	$—	$3,986,433
Common stock	1,188,129	—	—	1,188,129
Common/collective investment trust	—	15,173,017	—	15,173,017
Pooled separate accounts	—	30,345,737	—	30,345,737
Guaranteed investment contract	—	2,113	—	2,113

Total investments at fair value	$5,174,562	$45,520,867	$—	$50,695,429

In accordance with Accounting Standards Update (“ASU”) No. 2009-12, the Plan discloses the category, fair value, subscription and redemption frequency, for those assets whose fair value is estimated using the NAV per share as of December 31, 2010. The Principal Stable Value Select Fund and the Principal LifeTime Target Retire Funds (2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055) are valued using the NAV per share. Their redemption and subscription frequencies are daily. As of December 31, 2010, the funds have no redemption notice periods or unfunded commitments.

The Principal Stable Value Select Fund (the “Fund”) seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.

Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $77,563 and $72,570 for the years ended December 31, 2010 and 2009, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Recently Issued Accounting Pronouncements – In January 2010, the FASB issued ASU No. 2010-06, which amends the authoritative accounting guidance under ASC Topic 820.  The update requires the following additional disclosures: (1) separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) separately disclose information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using Level 3.  The update provides for amendments to existing disclosures as follows: (1) fair value measurement disclosures are to be made for each class of assets and liabilities; and (2) disclosures are to be made about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  The update also includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets.  The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted all of the provisions of ASU 2010-06 in 2010. The adoption of this update did not have a material effect on the financial statements of the Plan.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2010 and 2009, were as follows:

	2010	2009

Principal Private Market Bond and Mortgage Account*	$5,127,467	$4,463,397
Principal Large Cap Stock Index Fund*	10,637,301	9,411,066
Principal Small Company Blend Stock Fund*	4,492,012	3,571,170
Principal Diversified International Separate Account*	4,242,328	3,963,436
Principal Mid Cap Stock Index Fund*	3,194,881	2,885,807
Principal Stable Value Select Fund*	14,705,787	15,173,017

* Denotes party-in-interest

The net appreciation in the fair value of investments for the years ended December 31, 2010 and 2009, was as follows:

	2010	2009

Flexsteel Industries, Inc. common stock	$863,348	$413,771
Guaranteed investment contract	—	—
Mutual funds	727,609	878,580
Common/collective investment trust	350,139	359,089
Pooled separate accounts	4,894,887	6,113,328

	$6,835,983	$7,764,767

4.	RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 113,489 and 116,140 shares, respectively, of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2010 and 2009, the Plan recorded dividend income of $28,372 and $23,228 per share, respectively.

Certain Plan investments are managed by Principal Life or its affiliates. Principal Life is the custodian as defined by the Plan.

The above transactions are exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002, that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The Plan filed for its latest determination letter in January 2010. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2010 and 2009, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is a follows:

	2010	2009

Net assets available for benefits per the financial statements	$57,457,983	$50,801,004
Adjustment from contract value to fair value for fully benefit-responsive investment contract(s)	294,339	101,838

Net assets available for benefits per the Form 5500	$57,752,322	$50,902,842

For the year ended December 31, 2010, the following is a reconciliation of total additions per the financial statements to the Form 5500:

Total additions per the financial statements	$9,622,164
Transfers to other plans	17,113
Adjustment from contract value to fair value for fully benefit-responsive investment contract (prior year)	(101,838)
Adjustment from contract value to fair value for fully benefit-responsive investment contract (current year)	294,339

Total income per Form 5500	$9,831,778

******

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

Current Value

Common Stock — Flexsteel Industries, Inc. common stock (1)	$2,014,439
Mutual Funds:
Vanguard Explorer Fund	2,405,834
American Funds Growth Fund of America	2,279,383
Principal Life Insurance Company (2):
Guaranteed Investment Contract (interest rate ranges: 0.45%–3.80%)	1,765
Stable Value Select Fund	14,705,787
Pooled Separate Accounts:
Private Market Bond and Mortgage Account	5,127,467
Large Cap Stock Index Fund	10,637,301
Large Cap Blend Account	16,995
Mid Cap Stock Index Fund	3,194,881
Small Company Blend Stock Fund	4,492,012
Small Cap Value Fund	308,507
Large Cap Value Account	800,553
Diversified International Separate Account	4,242,328
Lifetime Strategic Income Account	356,875
Lifetime 2010 Account	2,515,570
Lifetime 2015 Account	270,094
Lifetime 2020 Account	2,387,566
Lifetime 2025 Account	228,364
Lifetime 2030 Account	447,266
Lifetime 2035 Account	95,597
Lifetime 2040 Account	521,306
Lifetime 2045 Account	49,634
Lifetime 2050 Account	519,008
Lifetime 2055 Account	61,977

TOTAL	$57,680,509

(1) Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2) Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.

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